September 10, 2004


Mail Stop 0409

Larry Feldman
Chairman and Chief Executive Officer
Feldman Mall Properties, Inc.
3225 North Central Avenue, Suite 1205
Phoenix, Arizona  85012

Re:	Feldman Mall Properties, Inc.
Registration Statement on Form S-11 Filed August 13, 2004
Registration No. 333-118246

Dear Mr. Feldman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that, immediately after or simultaneously with the commencement of the offering, the company will participate in formation transactions that will involve the issuance of the following securities:
* common stock and operating partnership units ("OP units") to Larry Feldman, Jim Bourg, Scott Jensen, Jeffrey Erhart, their respective affiliates, and other third party investors relating to acquisition of the contributed entities;
* OP units to Feldman Partners LLC, Jim Bourg and Scott Jensen upon achievement of certain performance thresholds;
Please supplementally provide us with your analysis with respect to the potential for the integration of the offers and sales of common stock and units and the public offering of common stock, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). In this connection we note that you have not yet filed the contribution agreements as amendments and that such agreements contain "customary representations and warranties and are subject to customary closing conditions." Please provide us with a copy of such agreements. We may have further comment.

2. Please revise to discuss whether the number of securities to be issued in the formation transactions has been fixed. If not, please discuss how the number of securities to be issued will be determined.
3. We note that you intend to elect to be taxed as a REIT and that a significant portion of the net proceeds of the offering has not yet been committed to investing in identified real estate related assets. Accordingly, it appears that your offering constitutes a "blind-pool" or "non-specified property program." Please revise to include prior performance information similar to that required under Item 8 and Appendix II of Industry Guide 5. Refer to SEC Release 33-6900. If you do not believe you are required to provide prior performance disclosures, or if you do not believe that you have any prior performance to disclose, please supplementally explain the basis for your belief.
4. Supplementally, provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.
5. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
6. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

7. Please provide all omitted information in the prospectus, other than pricing information, in your next amendment. For example, indicate the number of equity shares or the percentage of ownership each contributor will receive in the formation transaction.
8. We are unable to locate the approximate number of holders for each class of common equity. Please provide us with the location of the information or revise to include the information required by Item 201(b)(1) of Regulation S-K.
9. We are unable to locate the disclosure required by Item 25 of Form S-11. Please provide us with the location of this information. Alternatively, revise to provide a discussion of your policies with respect to certain transactions.
10. Please provide the full names of all promoters and indicate all positions and offices with the company now held or intended to be held by each such promoter. Refer to Item 11 of Form S-11.

Cover page

11. Pursuant to Item 1.D. of Guide 5, please revise the cover page to identify the most significant risk factors related to the purchase of the securities. See also Section II.A.3.a of SEC Release 33-6900 for guidance. For example, include risks related to:

* affiliates` receipt of material benefits in connection with the offering, including the percentage and associated dollar value of stock that will be issued to affiliates in return for the contributed properties, and
* conflicts of interest, including the lack of third party appraisals of property and interests in exchange for stock to affiliates and the risk that the consideration given may exceed fair market value;
12. Please ensure you present risk factor disclosure in the order of material importance and quantify risk factors to the extent possible. Additionally, to the extent we highlight or request risk factor disclosure on the cover page, please make conforming changes in the Summary and the Risk Factors sections.
13. We note the disclosure regarding your intention to apply to list the shares on the NYSE.
Please refer to the note to Item 202 of Regulation S-K and advise or revise.
14. We note the cross-reference on the cover to a discussion of "some risk" of investing in your common stock. This language implies that there are risks other than those discussed in your risk factor section. You must disclose all material risks. As such, delete this limiting language from your cross-reference.



Prospectus Summary, page 1

	Overview, page 1
15. Your prospectus contains repetitive disclosure. For example, but not limited to, disclosure under "Our Management Team" on page 4 is repeated on page 8 and 57. Mere repetition of the same language does not enhance the quality of disclosure in your prospectus. Revise the summary to highlight key information. Full disclosure included in the body of your prospectus should appear only once, organized according to your investors` perspectives. Eliminate all unnecessary redundancy throughout the prospectus.
16. The amount of detail you include in the summary overwhelms the most significant aspects of the offering. Much of this detail is more appropriate for the body of the prospectus. Please revise to limit your summary to the most significant aspects of the offering and highlight those points in clear, plain language.
17. Please revise to eliminate cross-references from the forepart of your document, including the summary and risk factors sections.
18. Please revise to describe what you mean by "Class A" and "near Class A" malls the first time these terms are used.
19. Please provide your website address if available.
20. We note that Feldman Mall Properties, Inc. was formed to acquire some of the interests and assets of your predecessor Feldman Equities of Arizona and other interests from third parties. Please expand your disclosure to specifically identify (i) the date on which you were organized, (ii) your ownership interests of each property acquired from your predecessor, (iii) the other interests acquired from third party investors in Foothills Mall and Harrisburg Mall, and
(iv) the identities of the third parties. In addition, please revise your disclosure throughout to describe the business reasons for such restructuring.
21. Please revise this section to clearly disclose the total amount of consideration you will pay to your predecessor for their interest in the Harrisburg Mall and the Foothills Mall. Further, indicate the total indebtedness you will assume.
22. Please revise to delete the limited operating data from the second paragraph since it is not balanced and does not include expenses incurred in renovations. This information is better suited for a more balanced discussion in MD&A or the business section.
23. We note your disclosure that through your relationships with your extensive network of market contacts and retailers, you expect to continue to source attractive opportunities that meet your investment criteria. If you choose to retain this disclosure, please revise to discuss the nature of these relationships. What is the basis of each relationship? Are they formal relationships? What benefits will both parties receive from such relationships?

Summary Risk Factors, page 2

Classes of Malls, page 3
24. Please revise to describe into which class of malls your Malls would fit at the present time.

Our Properties, page 4

25. We note the description of your properties here and throughout your disclosure. Please revise throughout the prospectus to clarify that your predecessor, rather than Feldman Mall, currently owns the Harrisburg Mall and the Foothills Mall and that you plan to acquire the properties upon or following the closing of the formation transactions and this offering.
26. Please revise here and throughout to identify the joint venture partner.
27. Please insert a column in your table on page 4 indicating the percentage interest of each property that will be owned by Feldman Mall after the completion of the formation transaction. In addition, please revise to eliminate the use of footnotes by providing the disclosure in the narrative section preceding the charts or some other manner.
28. We note that your table on page 4 is calculated based on monthly base rents derived from executed agreements as of July 31, 2004 and annualized for a 12-month period. Please revise to clarify whether the figures in your table are based on net or gross proceeds. Further, indicate whether the annualized rents represent 100% of your existing lease agreements. Finally, confirm that the agreements you used to compute your figures do not expire prior to July 31, 2004.

Our Business and Growth Strategy, page 8
29. Please revise to communicate a balanced presentation of the information in the prospectus. If you chose to retain this section, please revise to discuss your risks in the same manner as you do your benefits. Please note that a cross-reference to the risk factor section would not balance the information presented in your discussion of your benefits. In this regard, we note your brief discussion of your risk factors on page 2.

Proposed Line of Credit, page 10
30. Supplementally tell us the status of any negotiations for a line of credit. We may have further comments.

Formation Transactions, page 10

31. We note that you did not obtain third party appraisals for the properties being contributed by affiliates. Please revise here and throughout to discuss how the value of the property was determined.

Benefits to Related Parties, page 12

32. Please revise to include the amount to be distributed to related parties in the form of a dividend.

Conflicts of Interest, page 13
33. Please revise to include disclosure of conflicts that existed in connection with negotiating the consideration for the contribution of interests in the initial properties.
34. Please revise to name all parties to the contribution agreements.

Risk Factors, page 19
35. Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Please revise your captions to accurately convey the risks that relate to the facts you present. For example, but not limited to:

* Our initial properties are limited to two geographic areas;

* We may seek to acquire, renovate and reposition a property in a new geographic area;

* We may not be successful in integrating and operating acquired properties; and

* We will pay some taxes.

36. Please avoid using generic conclusions such as "materially adversely affected," "negatively affect" or "adversely affect" when describing the risks` effects. For example, we note that on page 20 you state that economic changes in the markets in which you operate your business, financial condition and operating results could be adversely affected. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe. We note that on page 21 you state that adverse economic conditions in markets in which you operate may "lower occupancy levels and limit our ability to increase rents or require us to offer rental discounts."


Risks Related to Our Properties and Operations, page 19

We have not committed a significant portion of the net proceeds of this offering...page 19
37. You indicate you cannot "assure" the investor that you will be able to identify mall investments that meet your investment criteria. The real risk is not your inability to provide a guarantee for the investor, but that the event will occur. Please revise your disclosure to clarify the risk.

Our investments in underperforming or distressed malls are highly complex...page 19
38. We note you have presented several risks that arise from pursuing renovations and repositioning opportunity project. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented. Additionally, many of these risks are repeated in other risk factors. Please delete all redundancies.

We may seek to acquire, renovate and reposition a property in a new geographic area, page 20
39. We note that you may expand your business into new geographic regions. Please expand your disclosure to identify those geographic areas.
40. We note your statement that you may renovate malls in geographic regions where you do not possess the same level of "familiarity with redevelopment" as you do in other geographic areas. In order to give depth to your disclosure, please revise this risk factor to provide a brief discussion of the factors with which you must be familiar in a geographic location in order to achieve your expected performance.


Any tenant bankruptcies or leasing delays we encounter...page 20
41. Please revise to quantify the "substantial portion" of your income that you receive as rent under long-term leases and disclose what you consider to be long-term. Further, disclose the percentage of leases that generate rent based on a percentage of the tenant sales or other operating results.
42. We note that if any of your significant tenants becomes insolvent it would harm your financial condition. Please disclose whether any of your significant tenants are in bankruptcy or have threatened to file for bankruptcy protection.


Certain Provisions of our leases with some of our tenants may harm our operating performance, page 20
43. In order to give depth to your disclosure, indicate the percentage of tenants that have provisions in their lease that allow them to terminate their lease or pay reduced rent if certain tenants fail to open or cease operations, certain percentage of the retail space in the mall is unoccupied or if you violate certain restrictions.

Competition may impede our ability to renew leases or re-let space...page 21
44. Please revise to discuss the competitive conditions near each of your malls.

Rising operating expenses could reduce our cash flow and funds available for distribution, page 21
45. Please avoid the generic phrases such as the heading since it could apply to any company because any company could be affected by an increase in operating costs. For example, consider revising your heading to describe that your that your leases do not pass on costs to tenants and expand the disclosure to quantify the portion of your leases that are currently triple net leases.

Joint Venture investments could be adversely affected by our lack of sole decision-making authority, page 23

46. We note that you will hold your interest in the Harrisburg Mall through a joint venture. Please revise to indicate your percentage of ownership following the completion of this offering and formation transactions.

Risks Related to This Offering, page 23

If you purchase shares of our common stock in this offering, you experience immediate and significant dilution, page 23

47. Please revise to indicate the book value per shares as of a recent date.


Risks Related to Real Estate Industry, page 25

Any negative perception of the mall industry may result in a decline in our stock price, page 25
48. Please revise to describe what you mean by negative perception of the mall industry. Are you referring to a negative perception of indoor malls as opposed to outdoor malls?

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes...page 25
49. Please revise to disclose the lock-out provisions on your initial properties.

Environmental compliance costs and liabilities associated with operating our properties may adversely affect our results of operation, page 25
50. You indicate "no assurances" can be given that existing environmental studies of your properties reveals all environmental liabilities. The real risk is not your inability to guarantee the investor, but that the event will occur. Please revise your disclosure to make clarify the risk.
51. Please revise to disclose whether you are aware of any adverse environmental conditions or whether there are any Phase I reports regarding adverse environmental conditions on the initial properties that could impair your ability to sell the initial properties, and whether the contributors have been required to correct these conditions.


Risks Related to Our Organization and Structure, page 26

52. Please expand your disclosure to provide a separate risk factor to briefly describe the conflicts of interests between your management and the stockholders and provide examples of how a conflict of interest could impact potential acquisitions and dispositions.
Our management`s right to receive OP units upon the achievement of certain performance thresholds...page 27
53. We note that certain members of management will have the right to receive additional OP units upon achievement of certain performance thresholds. Please revise to include a brief discussion of the terms of the performance incentives.

We may pursue less vigorous enforcement of terms of contribution, merger... page 27
54. We note your statement that "none of the contribution, merger and related agreements was negotiated on an arm`s length basis." Please revise to provide a separate risk factor regarding the conflict of interest associated with the fact that the contribution agreements were not the result of arm`s-length negotiations and consequently may not reflect terms comparable to those that could have been obtained from unaffiliated third parties.

Our board of directors has the power to issue additional shares of our stock...page 28
55. We note that your charter authorizes your board of directors to issue additional authorized but unissued shares of common stock or preferred stock. Please revise your risk factor to indicate the current number of unissued common and preferred stock. Further, quantify the number of issued common and preferred stock.

We may assume unknown liabilities in connection with the formation transaction, page 29
56. Please revise to briefly describe any known liabilities that you will assume in the formation transactions.

Risks Related to Our Debt Financing, page 31

Required payments on principal and interest on borrowings may leave us with insufficient cash...page 31
57. Please revise to disclose your annual debt service on a pro forma basis.

Our Organizational documents contain no limitations on the amount of indebtedness we may incur..., page 31
58. You indicate that you could alter the balance between your total outstanding indebtedness and the value of your portfolio. Please revise to disclose the total outstanding indebtedness and the value of your portfolio after the completion of the formation transactions.

Our cash flow is not assured. If our cash flow is reduced, we may not be able to pay dividends...page 32
59. Several of the factors you have listed in the bullet points under this risk factor appear to be risks that you have already addressed elsewhere in the risk factors section. Please delete all redundancies.

Use of Proceeds, page 34
60. We note your statement that sources of funds have not been earmarked for particular purposes and some of the uses could be funded from other sources such as cash on hand or your proposed line of credit. Please revise the tabular disclosure for the use of proceeds to separate out the sources and uses of proceeds of the offering from sources and uses of other funds needed for each specified purpose. See Instruction 3 to Item 504.
61. We note that a portion of the proceeds will be used to repay a mezzanine loan, an intercompany loan, and a line of credit. Please revise your disclosure to provide the maturity of each of the loans. See Item 504 of Regulation S-K.
62. Please revise to provide the information discussed in Instruction 5 to Item 504 of Regulation S-K.


Distribution Policy, page 36
63. Please revise to disclose whether the amount of, and the extent to which, the distribution payable by your predecessor, will be in excess of 90% of taxable income.
64. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income, which could require you to sell assets or borrow funds in order to make distributions.
In this regard, we note the risk factor on page 29.
65. Please revise to disclose that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders. Provide similar disclosure in the summary.
66. We note that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership. Please revise your disclosure to indicate whether or not there are any restrictions on the ability of Feldman Equities Operating Partnership, L.P. to transfer funds to Feldman Mall.

Dilution, page 38
67. Please limit the use of footnotes in this section. For example, please include the information that explains the pro forma net tangible book value per share amounts in the narrative section preceding the pro forma net tangible book value amounts.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 42

Critical Accounting Policies

Investments in Real Estate and Real Estate Entities, page 44
68. Please expand your critical accounting policy discussion and disclose the manner in which you intend to account for contributed properties and properties to be acquired from related parties and third parties. In addition, please expand your accounting policy disclosure to distinguish between properties held for sale and assets to be held and used.


Results of Operations, page 45

Comparison of three months ended March 31, 2004 to three months ended March 31, 2003
69. We note that the increase in revenues from management, leasing and development services was primarily due to the inclusion of management fee revenues related to the Harrisburg Mall. Please revise your disclosure to indicate whether you will continue to receive management fee revenues after the formation transactions and this offering.
70. We note the increase in revenues from tenant reimbursements for the three months ended March 31, 2004 and the year ended December 31, 2003. Please revise your MD&A and discuss whether you believe this is a trend that may have a continuing effect on operations.
71. We note the increase in rental property operating and maintenance expenses for both the three months ended March 31, 2004 and the year ended December 31, 2003. Please revise your MD&A and discuss whether you believe this is a trend that may have a continuing effect on operations.

	Liquidity and Capital Resources, page 48

	Overview, page 48
72. We note your statement that you expect to be able to access additional funds through secured and unsecured borrowings. Supplementally, tell us the status of any negotiations for additional financing.
73. We note your statement in the first paragraph under this caption that you expect to substantially enhance your "financial flexibility." Please revise your disclosure to disclose what you mean by "financial flexibility".
74. You indicate in the last paragraph on page 48 that you will meet your short-term liquidity needs through net cash from operations, reserves, and proceeds of this offering. Please revise to quantify your reserves as of the latest practicable date.
75. You indicate in the second paragraph on page 49 that the joint venture owning Harrisburg Mall has commitments to make tenant improvements and other capital expenditures in the amount of $29.8 million. Please revise to quantify the amount you will contribute.


Contractual Obligations, page 50
76. Please revise to include interest in your tables or a discussion in the text. Reference is made to FR-72, Commission Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.


Quantitative and Qualitative Disclosure About Market Risk, page 51
77. Please revise to disclose the maturity date of your debt.
Further, disclose the current fixed rate of your outstanding indebtedness.

Structure and Formation of Our Company, page 52

78. Please revise your disclosure here and throughout your prospectus to identify each of the parties in the formation transactions. For example, you indicate in the third paragraph on page 54 that "certain contributors" will retain all right, title and interest held by the contributed entities.

79. We note that you have not undertaken to obtain any third-party appraisals of properties in connection with this offering. Please revise to provide a detailed discussion of the method you used to value the properties.

Business and Properties, page 56

	Mall Acquisitions, page 62
80. Throughout your disclosure in this section, you refer to the proven track record of strong lead generations and the ability to execute transactions. You indicate that you have strong relationships with lenders and other financial institutions. You also indicate that you have a track record of success in acquiring, renovating and repositioning underperforming or distressed properties. Please provide supplemental support for these statements. Further, revise the filing to disclose the basis for your characterization of success.
81. We note that you use the term "we" to describe your predecessor`s business operations. This appears to be inconsistent with your disclosure on page 1 that "we" refers only to Feldman Mall Properties, Inc. and its subsidiaries. Please revise here, and throughout the prospectus, to clarify this distinction.

Harrisburg Mall, page 67
82. Joint Venture and Financing.   We note your construction loan
with Commerce Bank. Please revise to disclose the interest and amortization provisions, pre-payment provisions and maturity date and balance to be due at maturity assuming no payments have been made on principal in advance of due date. In this regard, we note your cross-reference to your MD&A. See Item 14(b) of Form S-11. Provide similar disclosure for the General Motors Acceptance Corp loan.
83. Please revise to disclose whether your joint-ventures currently limit your ability to enter into real estate ventures or co-investments with other third parties. Please expand your disclosure to briefly describe any limitations contained in your existing joint venture agreements.



Description of Securities, page 97
84. Please revise the introductory paragraph to remove the implication that your disclosure is not complete. While we recognize that, by its very nature, a summary is not complete, it should contain an overview of the information material to investors.

Certain Provisions of Maryland Law and Our Charter and Bylaws, page
102

85. Anit-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws. You indicate that your charter, bylaws, and Maryland law contain provisions that may delay, defer or prevent a change of control. Please revise to briefly describe these anti-takeover provisions.

Underwriting, page 132

86. We note that you have agreed to indemnify the underwriters against certain liabilities. Please provide a brief description of such indemnification provisions.
87. Please revise your disclosure to quantify the number of shares subject to the lock-up agreement.
88. We note that at your request, the underwriters have reserved shares for sale for directors, employees, business associates and related persons at the offering price. Please supplementally confirm, if true, that:

* except for the underwriters commission, the offers and sales are on the same terms as those offered to the general public;

* no offers were made prior to the filing of the registration statement;

* offers were made only with the prospectus; and

* no funds have or will be committed or paid prior to effectiveness of the registration statement.

89. Supplementally provide a copy of the materials that you sent to the directed share program participants and explain to us in more detail how the program will work.
90. You indicate in your response that directors, employees, business associates and related persons will be entitled to purchase shares in the program. Please confirm that the business associates and related persons are not registered broker-dealers.
91. We note your statement in the penultimate paragraph on page 133 that in connection with this offering you have agreed to offer to appoint FBR to act as lead underwriter or placement agent in connection with any other public or private offering of your equity or debt securities. Please tell any plans to publicly or privately offer equity or debt securities.
92. Please supplementally tell us how your procedures for the electronic distribution of your prospectus comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

* The communications used;

* The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* The funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. If the underwriters` procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

93. Please revise to identify the underwriters that have performed financial advisory or other services in the past and describe the material terms under which those services were provided. Please also disclose the material terms of any existing agreement under which any underwriter may provide financial advisory or other services in the future.


Pro Forma Condensed Consolidated Financial Statements, page F-2
94. Please revise the pro forma balance sheet to present the impact of the offering after giving effect to the formation transactions, acquisition of minority interest in Foothills Mall and the financing transactions. Please disclose in a subtotal column the combined effects of all transactions other than the offering so that the pro forma financial position of the registrant before the offering is transparent to investors. Follow this with an additional column to give effect to the offering and then a final column to reflect the registrant on a pro forma basis after all transactions and the offering.
95. Please supplementally advise us of the consideration given to FASB Technical Bulletin 85-5 in accounting for the interest of members other than Mr. Feldman being contributed to the Operating Partnership. In this regard, explain to us in sufficient detail why the additional interest in the Predecessor contributed by non-controlling parties is appropriately not recorded at fair value as the acquisition of minority interests. Is Feldman Arizona the sole entity contributing assets to the operating partnership? Revise your disclosure to clarify the basis for your accounting.
96. We note that in connection with the formation transactions, third party investors will exchange their ownership interests for $5 million in cash. Please revise to give pro forma effect to the above or clarify.
97. Refer to pro forma footnote adjustment 1(F). Disclose the facts and circumstances concerning the award of unvested restricted stock, describe the manner in which you accounted for the award, and the number of shares awarded. Also, please provide a discussion explaining the reasons for differences in the value assigned to each award and the offering price per share.
98. Please expand footnote 1(G) to disclose the number of units and amount of cash contribution.
99. Please show the amounts to derive pro forma equity of $139,448 before allocation to minority interest.
100. Refer to pro forma footnote adjustment 1(K). Please expand your disclosure and provide sufficiently detailed support for your pro forma adjustment to common stock and additional paid in capital.
101. Please revise footnote (EE) to separately disclose the amounts related to employment agreements from bonuses.
102. Please expand footnote (GG) to identify the "certain" former owners issued limited partnership units and the number of units.


Balance Sheet - Feldman Mall Properties, Inc.


Note 1 - Organization and Description of the Business, page F-12
103. We note that the Operating Partnership will receive a contribution of direct and indirect interests in certain of the properties and certain assets of the Predecessor in exchange for units. Please revise to clarify the properties and assets to be contributed and the accounting method that will be used to record the contribution.

Consolidated Financial Statements - Feldman Equities of Arizona, LLC and Subsidiaries
104. Please update your financial statements pursuant to Item 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-16
105. Present on the face of the income statement unit per share information. Refer to SAB Topic 4:F.

Note 1 - Organization and Description of Business, page F-19
106. Please disclose the nature and amount of your controlling interest in Foothills Mall.

Note 6 - Mortgage and Other Loans Payable, page F-26
107. Please expand to disclose and describe significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted. Also indicate the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds. Reference is made to Rule 4-08 of Regulation S-X.

Note 10 - Investment in Unconsolidated Real Estate Partnerships, page
F-28
108. It appears that financial statements of Feldman Harrisburg may be required based on your investment and the conditions to be met for providing financial statements under Rule 3-09 of Regulation S-X. Please revise to include the financial statements or advise us of your calculations for the tests used to determine significance.



Part II

Item 36.  Financial Statements and Exhibits.

109. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

  *  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 824-5336 or Donna DiSilvio, Senior Staff Accountant, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 942-1901 or me at (202) 942-1960 with any other questions.


Sincerely,



Elaine Wolff
Special Counsel

cc:	Jay Bernstein, Esq (via facsimile)
Clifford Chance

Feldman Mall Properties, Inc.
Page 19